GLAUKOS
TRANSFORMING VISION

Investor Presentation

NOVEMBER 2026

Disclaimer

All statements other than statements of historical facts included in this presentation that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements are based on management's current expectations, assumptions, estimates and beliefs. Although we believe that we have a reasonable basis for forward-looking statements contained herein, we caution you that they are based on current expectations about future events affecting us and are subject to risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that may cause our actual results to differ materially from those expressed or implied by forward-looking statements in this presentation. These potential risks and uncertainties that could cause actual results to differ materially from those described in forward-looking statements include, without limitation, our ability to successfully commercialize our iDose TR and Epioxa therapies; the impact of general macroeconomic conditions including foreign currency fluctuations and future public health crises; supply and/or manufacturing disruptions, including those impacting our principal revenue-producing products, including the risk of recalls or serious safety issues with our products; our ability to achieve or sustain profitability, generate sales of our commercialized products and develop and commercialize additional products; risks associated with our international operations; our ability to meet our customers' expectations for the quality or delivery of our products; the potential for misuse of our products; our ability to manage our growth and meet customer demand; the success of our acquisitions, collaborations, in licensing agreements, joint ventures, alliances or partnerships with third parties; our ability to protect our information systems against cyber threats and cybersecurity incidents, and to comply with state, federal and foreign data privacy laws and regulations; risks related to the implementation of artificial intelligence and machine learning technologies; the availability of net operating loss tax carryforwards; changes to domestic or foreign healthcare laws or trade policies, which could impact our profitability; the high cost of regulatory compliance, including the requirements of participation in federal healthcare programs such as Medicare and Medicaid and regulations for the approval and sale and marketing of our products and of our manufacturing processes; risks related to securing or maintaining adequate coverage or reimbursement by government or third-party payors the lengthy and expensive clinical trial process and the uncertainty of timing and outcomes from any particular clinical trial or regulatory approval processes; and our ability to protect, and the expense and time-consuming nature of protecting, our intellectual property against third parties and competitors and the impact of any claims against us for infringement or misappropriation of third party intellectual property rights and any related litigation.

These and other known risks, uncertainties and factors are described in detail under the caption "Risk Factors" and elsewhere in our filings with the Securities and Exchange Commission (SEC), including our Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, which was filed with the SEC on October 28, 2026. Our filings with the SEC are available in the Investor Section of our website at www.glaukos.com or at www.sec.gov. In addition, information about the risks and benefits of our products is available on our website at www.glaukos.com. All forward-looking statements included in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. You are cautioned not to place undue reliance on the forward-looking statements in this presentation, which speak only as of the date hereof. We do not undertake any obligation to update, amend or clarify these forward-looking statements whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

GLAUKOS TRANSFORMING VISION

WE'LL GO FIRST

Innovation is at the core of everything we do.

We push the limits of science and technology to solve unmet needs in chronic eye diseases for the benefit of patients worldwide.

▶ Solutions Oriented; Creating & Exploiting Newest Technologies

Unique hybrid pharmaceutical-device company transforming treatment options and quality of life *for large and/or underserved patient populations*

▶ Dropless Therapies

Challenging conventional paradigms *to advance the standards of care and improve outcomes*

▶ Proven New Market Pioneer

Building durable new markets *to better serve physicians and patients*

GLAUKOS TRANSFORMING VISION

Best-in-Class Growth Company with Industry-Leading Pipeline

30%+ *2025 topline growth*

20%+ *10-yr revenue CAGR*

12 *Currently commercialized products*

14 *Disclosed pipeline programs*

$900+ Million *Invested in R&D since 2018*



Ocular Hypertension and Open-Angle Glaucoma
iStent
Micro-Scale
iDose
Sustained-Release
iLink
Bio-Activated
Keratoconus
iLution
Eyelid Delivery
Blepharitis
Myopia
Retina XR
Bio-Erodible IVT
AMD
DME
RVO

GLAUKOS TRANSFORMING VISION

Two Unmet Clinical Needs = Robust Long-Term Growth Opportunities

INTERVENTIONAL GLAUCOMA

Radically improves *the conventional "drops first"* ***care paradigm with standalone therapies*** *shown to slow disease progression and reduce drug burden*

INTERVENTIONAL KERATOCONUS

Fundamentally resets how keratoconus is diagnosed, managed and treated *to dramatically improve patient awareness and access to effective care*

GLAUKOS
TRANSFORMING VISION

Major Problem in Glaucoma Care: Non-Compliance with Topical Eye Drops

LEGACY GLAUCOMA PARADIGM

TOPICAL DROPS → MORE DROPS → SLT (AND DROPS) → FILTRATION SURGERY → MORE FILTRATION SURGERY

NEW INTERVENTIONAL GLAUCOMA (IG) PARADIGM

SLT ↔ PROCEDURAL PHARMACEUTICALS → MIGS → MIBS → FILTRATION SURGERY

Drops as supplement ("bridge therapy") if needed



- Reactive
- Drops first and always
- Compliance dependent



- Proactive
- Personalized
- Compliance independent

Patients aren't compliant with drop regimens[1]

>90% *are non-compliant with topical drops*

~50% *purposely discontinue topical drops within 6 months*

Procedural interventions empower the HCP to actively manage glaucoma care, preserve vision and improve quality of life

1 Nordstrom BL et al. Am J Ophthalmol. 2005;140(4): 598-606.

GLAUKOS TRANSFORMING VISION

Glaukos is Ideally Positioned to Lead the IG Paradigm Shift

IG PARADIGM

- SLT
- PROCEDURAL PHARMACEUTICALS
- MIGS
- MIBS
- FILTRATION SURGERY

Topical meds as bridge therapy


REFRACTORY
ADVANCED
MODERATE
MILD
OCULAR HYPERTENSION

iDose TR
(travoprost intracameral implant) 75 mcg

<u>The IG workhorse</u>: Foundational therapy across the entire disease stage spectrum

iStent infinite
For patients who have failed surgical and medical therapy

iStent inject W
Combo-cataract procedures

<u>Positive iDose TR indicators:</u>

- ✓ Strong real-world clinical outcomes
- ✓ Highly favorable HCP feedback
- ✓ Significant growth in the number of cases and trained surgeons

iDose TR

iDose TR: Long-Duration Drug Therapy Addresses Patient Non-Compliance

IG PARADIGM

- SLT
- PROCEDURAL PHARMACEUTICALS
- MIGS
- MIBS
- FILTRATION SURGERY

Topical meds as bridge therapy

iDose® TR
(travoprost intracameral implant) 75 mcg [1]



Anchors securely into scleral tissue for **continual elution** of unique, **highly concentrated travoprost** directly into anterior chamber

Designed to deliver **up to 3 years of drug therapy;** proven favorable safety and tolerability profile

First and only glaucoma procedural pharmaceutical FDA-approved for re-administration (Jan 2026)


1.8mm x 0.5mm
VS
2,190
Drops over 3 years[4]

Excellent clinical results fuel HCP adoption

81% *of iDose TR subjects **free of IOP-lowering topical meds at 12 months**[2]*

70% *of iDose TR subjects **well-controlled on same or fewer meds at 3 years**[3]*

New Phase 3 data analysis demonstrates non-inferiority to topical timolol at 3 years[3]

1 iDose TR is indicated for the reduction of IOP in patients with OAG or OHT 2 Singh, I Paul et al. Drugs vol. 84,10 (2024) 3 Data on file 4 Topical eye drop prescription regimen over 3-year period, BID

GLAUKOS
TRANSFORMING VISION

iDose TR is Just the Beginning

IG PARADIGM

- SLT
- PROCEDURAL PHARMACEUTICALS
- MIGS
- MIBS
- FILTRATION SURGERY

Topical meds as bridge therapy

Advancing 6+ future iDose platform products designed to expand iDose utilization and applicability to support future growth, including:

iDose TRIO

- Designed to streamline insertion to help **facilitate potential future in-office administration**
- IND amendment filed December 2025; **completed patient enrollment in Phase 3b study**
- Initial human factors study indicates **strong user preference (~90% favorability)**[1]



iDose TREX

- Designed to carry **~2x the drug capacity** vs current iDose TR, supporting potentially longer duration
- Phase 2a initial results indicate **robust IOP-lowering**[1]
- Advancing Phase 2b/3 clinical program



Initial results of Phase 2a clinical trial show mean IOP reductions of

8.6-10.8mmHg

through Month 3[1]

1 Data on file

iDose TRIO and iDose TREX are not approved by the FDA

GLAUKOS TRANSFORMING VISION

iStent infinite: Best-in-Class MIGS Therapy for Long-Term IOP Control

IG PARADIGM

- SLT
- PROCEDURAL PHARMACEUTICALS
- MIGS
- MIBS
- FILTRATION SURGERY

Topical meds as bridge therapy

2012 — Pioneered MIGS with iStent approval

2018 — Launched iStent inject

2022 — Launched iStent infinite for advanced glaucoma

2025 — **Completed enrollment in iStent infinite mild-to-moderate study**

iStent infinite®

iStent infinite provides up to	*iStent infinite backed by*	*iStent technologies supported by*
240°	**14 YEARS**	**400+**
of powerful outflow coverage	*of commercial MIGS leadership*	*peer-reviewed publications*


IN GOD WE TRUST
LIBERTY
2016

Integrity Study Results Demonstrate Superior Safety & Efficacy Profile[1]

1 Ahmed, Iqbal Ike K et al. Ophthalmology and therapy vol. 14,5 (2025): 1005-1024

GLAUKOS TRANSFORMING VISION

IG Represents the Next Wave for Comprehensive Ophthalmology Practices

ANNUAL US CATARACT PROCEDURES[1]

5M eyes

~15-20% w/co-morbid glaucoma

IG PATIENT POPULATION[2]

22M eyes
Prevalence

13M eyes
Diagnosed

12M eyes
Diagnosed & Treated

Cataract surgery is:

- **Typically a *"one and done"* procedure and a mainstay for most comprehensive ophthalmic practices**
- **Undergoing significant pro fee reductions**

IG creates *"forever patients"* by providing comprehensive ophthalmic practices:

- **Safe and effective glaucoma treatment options**
- **Ability to deliver proactive, continual care that may include multiple interventions over a patient's 20-year glaucoma treatment journey**



1 Market Scope 2025 Glaucoma Surgical Device Report 2 Market Scope 2024 Glaucoma Pharmaceutical Report; includes glaucoma and OHT patients; assumes bilateral rate of 1.8x

GLAUKOS
TRANSFORMING VISION

IG: A Vision for the Next 10 Years

By 2035, US ophthalmologists could be performing as many IG procedures as cataract procedures









6 **A new breed of IG specialist could emerge**, conducting primarily injection therapy while vertically integrated ODs and OD referral networks provide preparatory patient services

5 PE groups are likely to gravitate to IG therapy due to the **significant clinical benefits and practice efficiency** it provides

4 **New sustained-release drug delivery products designed to offer longer duration** have potential to fuel additional IG therapy adoption (iDose TREX)

3 In-office injectable delivery of iDose and repeat administration approval can drive inflection in iDose role and IG therapy adoption

2 **Combination therapy** has potential to become a preferred form of IG therapy

1 Ophthalmic surgeons seek to offset continued cataract surgery pro fee reductions, helping to drive adoption and utilization of IG therapy

GLAUKOS
TRANSFORMING VISION

Product Roadmap Underscores Extensive IG Product Depth

PRODUCT	PATIENT	STATUS
iStent / iStent inject / iStent inject W	Mild-to-Moderate Glaucoma with Cataract	FDA Approved (2012, 2018, 2020)
iStent infinite	Glaucoma (failed on prior therapy)	FDA Cleared (2022)
iStent infinite	Glaucoma (label expansion)	Active US PMA Study / EU MDR Cert (2025)
PRESERFLO MicroShunt	Advanced-Refractory Glaucoma	OUS Approved / US Active IDE Study
iDose TR	Ocular Hypertension - Glaucoma	FDA Approved (2023)
iDose TRIO	Ocular Hypertension - Glaucoma	Phase 3b
iDose TREX	Ocular Hypertension - Glaucoma	Phase 2b/3
iDose Next Generation	Ocular Hypertension - Glaucoma	Pre-Clinical
Radius XR	Wearable Patient Engagement & Diagnostic System	FDA Cleared
iAccess	Precision Goniotomy	FDA Cleared
Mitosol	Adjunct to Glaucoma Filtration Surgery	FDA Approved

GLAUKOS
TRANSFORMING VISION

Two Unmet Clinical Needs = Robust Long-Term Growth Opportunities

INTERVENTIONAL GLAUCOMA

***Radically improves** the conventional "drops first" **care paradigm with standalone therapies** shown to slow disease progression and reduce drug burden*

INTERVENTIONAL KERATOCONUS

***Fundamentally resets how keratoconus is diagnosed, managed and treated** to dramatically improve patient awareness and access to effective care*

GLAUKOS
TRANSFORMING VISION

Keratoconus (KC): Debilitating, Sight-Threatening Rare Disease

- Typical onset in teenage years, most aggressively advancing in patients under age 30
- ~90% of cases are bilateral
- Can lead to loss of visual function and blindness if left untreated
- ~20% of untreated patients ultimately require a corneal transplant, making KC a leading cause of penetrating keratoplasty in the US




Normal
Keratoconus

KC is characterized by thinning and steepening of the cornea

Since 2016 approval, Photrexa has been the **only FDA-approved corneal cross-linking (CXL) therapy shown to slow or halt progression**

300+ peer-reviewed publications support its performance and safety. However,

<1 in 5



newly diagnosed progressive KC eyes are getting access to Photrexa today[1]

WHY?

1 Company analysis using annual incidence based on the disease and population demographics

KC: Vastly Underdiagnosed, Misdiagnosed, Undertreated Disease

13% of KC patients are diagnosed before age **18**[1]

70% of these KC patients had reached TKC Stage 2 (moderate severity KC) or higher by the time of diagnosis[1]

>40% of proven KC patients decline or significantly delay therapy[2]

Retrospective cohort study of newly diagnosed KC patients showed that **12%** underwent CXL treatment[3]

Onerous, fragmented journey means only a fraction of patients ultimately receive sight-saving therapy…



Major Payer Hurdles

Pain & Recovery Time w/ Epi-off Procedure

Managing Symptoms vs Disease

Poor Awareness Levels



…optimizing patient access requires a new standard of care and a coordinated, patient-centric approach essential for this rare disease

1 Kreps EO, et al. Cont Lens Anterior Eye. 2021:44(3):101 2 Based on annual Glaukos procedure volumes and internal analysis 3 Syed ZA, et al. Ophthalmology. 2024;131(8):892-901.

GLAUKOS TRANSFORMING VISION

Transformative Epioxa Therapy Ushers in New Standard of KC Care

Epioxa®

First and only FDA-approved epithelium-on treatment

Incision-free, topical drug therapy catalyzed by oxygen and light

Designed to slow or halt KC progression with a single administration

More Desirable Patient Experience

Streamlined Procedure and Faster Recovery Time


Supplemental oxygen essential for efficiency

Now Commercially Available (March 2026)

GLAUKOS
TRANSFORMING VISION

Rare Disease: Significant Investment to Dramatically Improve KC Patient Access

Patient Education

Specialty Pharma Support

Advocacy Engagement

Patient Service & Market Access Support



Provider Awareness, Detection Centers & Tools

Integrated IT Deployment

Engaged OD-MD Networks

Epioxa Sites of Care

OTHER OPHTHALMIC RARE DISEASE PHARMACEUTICALS

TEPEZZA® teprotumumab-trbw

oxervate (CENEGERMIN)

LUXTURNA™ voretigene neparvovec-rzyl for subretinal injection

GLAUKOS TRANSFORMING VISION

Could it be KC? Campaign in Partnership with NBA Legend Stephen Curry

COULD IT BE KC?
A GLAUKOS brand

New disease awareness campaign designed to raise KC awareness and promote earlier detection and diagnosis

Curry to share his personal experience living with KC to help elevate awareness and emphasize the importance of early detection


Stay Vigilant. Screen Early.
Early detection is our best defense.
Learn More →
COULD IT BE KC?
Early diagnosis can help slow or halt keratoconus and preserve vision.
Find a detection center
COULD IT BE KC?
Your vision. Your play.
Call the KC Care Connect Team
Early keratoconus signs are easy to miss.
Up to 60% of people may be unaware they have it initially.*
COULD IT BE KC?
Every KC story starts the same way.
Something feels off. They can't explain it. Then someone asks the right question.
Stephen Curry's story is one of them.
"Keep dreaming big. And keep your eye on the ball."
— Stephen Curry
"Given the rate at which her keratoconus was progressing, we were told Spencer could potentially lose significant vision… We simply could not accept this, and we were determined to find a solution."
— ANGELA, SPENCER'S GRANDMOTHER
"My life revolves around the permanent vision loss I face due to a late diagnosis of keratoconus… I don't want them to have the vision challenges that I do."
— ASH
Early keratoconus detection is the best defense.
Learn more
COULD IT BE KC?

GLAUKOS
TRANSFORMING VISION

Launch Timing for Epioxa & New Rare Disease Infrastructure



Drug availability/launch
Go live with patient service and support hub
Establish site of care network
Establish payer coverage
J-Code Effective Date
Support advocacy efforts and contracting processes
Expand body of clinical evidence with peer-reviewed publications
Accelerate marketing spend to support increased patient awareness and education
1Q 26
2Q 26
3Q 26
4Q 26
2027+
Epioxa®

GLAUKOS TRANSFORMING VISION

Next Game-Changing Program: Customized, Spherical Therapy for KC

DESIGNED TO:

Use biomechanical modeling to deliver customized, patterned treatment that matches each patient's unique corneal tomography

Use proprietary algorithm to precisely target UV energy for maximum CXL efficacy






GLAUKOS
GLAUKOS

Currently in Phase 2 clinical trials

Built on Epioxa advantages while further streamlining and enhancing patient experience

Potential to be another game-changing advancement in KC care

3rd Gen iLink is not approved by the FDA

Product Roadmap for Sustained Leadership in Effective KC Care

PRODUCT	PATIENT	STATUS
Epioxa (Epi-on)	Keratoconus	FDA Approved (2025)
iLink 3rd Generation	Keratoconus	Phase 2
iVeena (IVMED-80)	Keratoconus	Phase 2
iLinko$_2$n KC Screening Device	Keratoconus	FDA-Registered

GLAUKOS TRANSFORMING VISION

Novel Eyelid Drug Delivery Platform Spearheads Glaukos' Entry into Anterior Segment Part D Pharmaceuticals

PLATFORM FOCUS



Transdermal cream applied to eyelid offers potential benefits vs prescription eye drops

- Easier administration
- Faster onset of action
- Fewer side effects
- Better compliance

Primarily focused on solutions for multiple chronic eye diseases and disorders

- Demodex Bletharitis
- Progressive Myopia

LEAD iLUTION CANDIDATE UPDATE

- **Demodex blepharitis program in Phase 2 clinical stage with completed patient enrollment**

  Eyelid delivery of potent transdermal physostigmine cream designed to address infestation of demodex mites, a common ectoparasite found on human skin

  Characterized by eyelid inflammation and irritation resulting eyelid redness, discomfort and debris



- **An effective solution for demodex blepharitis represents significant growth opportunity**

25 Million — *Estimated number of people affected in the US*[1]

$700+Million — *Estimated 2025 US market size*[2]

1 O'Dell L, Dierker DS, Devries DK, et al. Psychosocial Impact of Demodex Blepharitis. Clin Ophthalmol. 2022;16:2979-2987 2 Publicly available market estimates
iLution therapies are not approved by the FDA

GLAUKOS TRANSFORMING VISION

Biodegradable Implants Designed to Provide Long-Duration Efficacy

PLATFORM FOCUS

Addressing major drawbacks of conventional retina therapies

Current intravitreal injections impose tremendous treatment burdens on patients and contribute to lack of compliance

Monthly or bi-monthly anti-VEGF injections are standard of care for AMD, DME and RVO but…

39% of patients are lost to follow-up within 2 years[2]

LEAD RETINA XR CANDIDATE UPDATE

- **Patient enrollment is now complete in Phase 2a first-in-human clinical trial of IVT multi-kinase inhibitor program targeting AMD, DME and RVO**

  Biodegradable, small molecule implant is designed to provide sustained, long-duration efficacy for improved patient experience and compliance

FLUORESCEIN ANGIOGRAPHY LEAKAGE IN A RABBIT MODEL[3]



Placebo
2-GLK-401
FA Score (Mean)
40
30
20
10
0
1
2
3
Year Post Dose

MARKET FACTS

28 +Million

People in the US affected by retinal disease, primarily AMD and diabetic eye disease[1]

$10 +Billion

Estimated US market size in 2024[1]

1 Market Scope 2 Long-term Experience With Intravitreal Anti-VDGF Treatment in Patients with AMD: Analysis of IRIS Registry Database (presented at 39th Annual Meeting of the American Society of Retina Specialists by Theodore Leng, MD) 3 Prior ARVO presentation
Retina XR therapies are not approved by the FDA

GLAUKOS TRANSFORMING VISION

Disrupting Paradigms with One of the Industry's Most Formidable Portfolios

PRODUCT	PATIENT	STATUS	
iStent / iStent inject / iStent inject W	Mild-to-Moderate Glaucoma with Cataract	FDA Approved (2012, 2018, 2020)	GLAUCOMA
iStent infinite	Glaucoma (failed on prior therapy)	FDA Cleared (2022)	
iStent infinite	Glaucoma (label expansion)	Active PMA Study / EU MDR Cert (2025)	
PRESERFLO MicroShunt	Advanced-Refractory Glaucoma	OUS Approved / US Active IDE Study	
iDose TR	Ocular Hypertension - Glaucoma	FDA Approved (2023)	
iDose TRIO	Ocular Hypertension - Glaucoma	Phase 3b	
iDose TREX	Ocular Hypertension - Glaucoma	Phase 2b/3	
iDose Next Generation	Ocular Hypertension - Glaucoma	Pre-Clinical	
Mitosol	Adjunct to Glaucoma Filtration Surgery	FDA Approved	
Epioxa (Epi-on)	Keratoconus	FDA Approved (2025)	CORNEA
iLink 3rd Generation	Keratoconus	Phase 2	
IVMED-80 (iVeena)	Keratoconus	Phase 2	
iLinko$_2$n KC Screening Device	Keratoconus	FDA-Registered	
iLution Blepharitis	Demodex Blepharitis	Phase 2	
iLution Myopia	Progressive Myopia	Pre-Clinical	
IVT Multi-Kinase Inhibitor (GLK-401)	AMD, DME, RVO	Phase 2	RETINA
GLK-901 (RevOpsis)	AMD, DME, DR, RVO	Pre-Clinical	
IVT NCE Conjugate (GLK-411)	DME	Pre-Clinical	
Radius XR	Wearable Patient Engagement & Diagnostic System	FDA Cleared	OTHER
iAccess	Precision Goniotomy	FDA Cleared	


iStent
Micro-Scale
iDose
Sustained-Release
iLink
Bio-Activated
iLution
Eyelid Delivery
Retina XR
Bio-Erodible IVT

Pursuing dropless innovations that advance the standards of care, improve outcomes and enhance the quality of life for large and underserved patient populations

GLAUKOS
TRANSFORMING VISION

Solid Financial Footing Supports Future Pipeline Delivery & Growth Plans

NET SALES[1]
(in millions)


$283
$315
$383
$507
$780
$1,000
2022
2023
2024
2025
2026
2027

GLOBAL INFRASTRUCTURE

17 *Countries with direct operations*

300+ *Global commercial personnel*

GROSS MARGIN[2]
(3Q 2026)

88%

SALES MIX
(3Q 2026)


US Glaucoma
Int'l Glaucoma
Corneal Health
56%
16%
28%

SPECIALIZED MANUFACTURING EXPERTISE

*Industry leader in micro-scale manufacturing with **20+ years' experience***

State-of-the-art facilities that meet regulatory, CMC and ISO 7 guidelines

Further strengthening capabilities with new facility in Huntsville, AL



HEALTHY BALANCE SHEET

$340 Million

Cash and equivalents; no debt as of 9/30/2026

1 *2026 / 2027 Sales: Revenue guidance midpoint as of 3Q 2026 earnings call held on 10/28/2026*
2 *3Q 2026 gross margin adjusted for certain accounting and other adjustments - see Appendix for details*

GLAUKOS
TRANSFORMING VISION

WE’LL GO FIRST

Innovation is at the core of everything we do. At Glaukos, we push the limits of science and technology to solve unmet needs in chronic eye diseases.

GLAUKOS
TRANSFORMING VISION

GLAUKOS®

TRANSFORMING VISION

Appendix

GAAP to Non-GAAP Reconciliation - 3Q 2026 (in thousands)			
	3Q 2026 GAAP Gross Margin	**Amort. of Dev Tech Intangibles and Developed IP**	**3Q 2026 Non-GAAP Gross Margin**
Net Sales	$ 211,030		$ 211,030
Cost of Sales	$ 31,164	$ (5,274)	$ 25,890
Gross Profit	$ 179,866	$ 5,274	$ 185,140
Gross Margin	**85%**		**88%**

GLAUKOS
TRANSFORMING VISION